Exhibit 99.1

Corporate Contact:
Margarita Veniou
Chief Corporate Development & Governance Officer
and Secretary
Telephone: +30-210-9485-360
Email: mveniou@oceanpal.com
Website: www.oceanpal.com
X: @OceanPal_Inc
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. REPORTS FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2025

ATHENS, GREECE, August 08, 2025 – OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, today reported time charter revenues of $6.2 million, a net loss of $10.4 million and net loss attributed to common stockholders of $11.9 million for the six months ended June 30, 2025. This compares to time charter revenues of $12.4 million, a net loss of $9.5 million and net loss attributed to common stockholders of $10.3 million for the six months ended June 30, 2024.

Fleet Employment Profile (From January 01, 2025 until August 08, 2025)
OceanPal Inc.’s fleet is employed as follows:
	Dry Bulk Vessels	Gross Rate (USD/Day)	Com*	Charterers	Delivery Date to Charterers**	Redelivery Date to Owners***	Notes
	BUILT DWT
				3 Panamax Bulk Carriers
1	PROTEFS	$4,150	5.00%	TONGLI SHIPPING PTE. LTD.	13-Dec-24	06-Jan-25
	2004 73,630	$1,750	5.00%		06-Jan-25	24-Jan-25
		$4,250	5.00%	PASSSPARTOUT SHIPPING LIMITED	30-Jan-25	15-Feb-25
		$3,200	5.00%	FULLINKS MARINE COMPANY LIMITED	15-Feb-25	16-Mar-25
		$6,250	5.00%	ITG SHIPPING PTE. LTD.	16-Mar-25	08-Apr-25
		$8,500	5.00%	TONGLI SHIPPING PTE. LTD.	08-Apr-25	08-May-25
		$7,100	5.00%		08-May-25	31-May-25	1

2	CALIPSO	$10,150	5.00%	ASL BULK SHIPPING LIMITED	03-Sep-24	08-Jan-25
	2005 73,691	$2,850	4.75%	CARGILL INTERNATIONAL S.A.	08-Jan-25	19-Mar-25
		$9,000	5.00%	FULLINKS MARINE COMPANY LIMITED	19-Mar-25	13-Apr-25	2
		$7,250	5.00%	CHINA RESOURCE CHARTERING PTE. LTD.	24-May-25	01-Sep-25	3
3	MELIA	$7,100	5.00%	CHINA RESOURCE CHARTERING LIMITED	09-Jan-25	01-Aug-25	4
	2005 76,225	$11,125	5.00%	CHINA RESOURCE CHARTERING LIMITED	01-Aug-25	01-Nov-25 - 01-Jan-26	5
				1 Capesize Bulk Carrier
4	SALT LAKE CITY 2005 171,810	$6,000	5.00%	DEYESION SHIPPING & TRADING COMPANY LIMITED	19-Dec-24	30-Jan-25	6

	Tanker Vessel	Employment	Com*	Charterers	Delivery Date to Charterers**	Redelivery Date to Owners***	Notes
	BUILT DWT
				1 MR2 Tanker
5	ZEZE START 2009 49,999	Spot	-	VITOL INTERNATIONAL SHIPPING PTE LTD	-	-
		$19,500	1.25%	ABU DHABI MARINE INTERNATIONALCHARTERING HOLDINGS LIMITED	16-Feb-25	06-Aug-25 - 06-Sept-25	7, 8

*	Total commission percentage paid to third parties.
**	In case of newly acquired vessel with new time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
***	Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Vessel has been sold and delivered to her owners on June 12, 2025.
2 Vessel on scheduled drydocking during the period from April 15, 2025 to May 15, 2025.
3 Redelivery date on an estimated time charter trip duration of about 100 days.
4 The charter rate was US$3,600 per day for the first forty-four (44) days of the charter period.
5 The new charter rate commenced on August 5, 2025.
6 Vessel has been sold and delivered to her owners on February 13, 2025.
7 The charter rate was US$16,750 per day until the 91st day of the charter.
8 Based on latest information.
For those vessels employed in the spot market and where rates are quoted the Company has calculated the estimated rates under current specific contracted voyages. The Company gives no guarantee that these rates are correct or that the rates are sustainable beyond the duration of the current voyage. The quoted rates are not indications of future earnings, and the Company gives no assurance or guarantee of future rates after the current voyage.

Summary of Selected Financial & Other Data
	Six months ended June 30,
	2025	2024
	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$6,157	$12,424
Voyage expenses	1,313	1,417
Vessel operating expenses	5,047	5,580
Net loss and comprehensive loss	(10,438)	(9,511)
Net loss and comprehensive loss attributed to common stockholders	(11,911)	(10,321)
FLEET DATA
Average number of vessels	4.1	5.0
Number of vessels	3.0	5.0
Weighted average age of vessels	19.4	19.3
Ownership days	748	910
Available days	709	903
Operating days	655	884
Fleet utilization	92.4%	97.9%
AVERAGE DAILY RESULTS (in US Dollars)
Time charter equivalent (TCE) rate (1)	$6,832	$12,189
Daily vessel operating expenses (2)	$6,747	$6,132

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as time charter and voyage revenues, less voyage expenses during a period divided by the number of available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters or time charters) under which the vessels may be employed between the periods, and assist company’s management to assess its fleet’s financial and operational performance.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

About the Company
OceanPal Inc. is a global provider of shipping transportation services, specializing in the ownership and operation of dry bulk vessels and product tankers. The Company is engaged in the seaborne transportation of bulk commodities, including iron ore, coal, and grain, as well as refined petroleum products. OceanPal’s fleet is primarily employed on time charter trips with short to medium duration and spot charters, with a strategic focus on maximizing long-term shareholder value.
Forward Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk and petroleum products shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, tariff policies and other trade restrictions, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

OCEANPAL INC. FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
	Six months ended June 30,
	2025	2024
	(unaudited)	(unaudited)
REVENUES:
Time charter revenues	$6,157	$12,424
EXPENSES:
Voyage expenses	1,313	1,417
Vessel operating expenses	5,047	5,580
Depreciation and amortization of deferred charges	3,227	3,444
General and administrative expenses	3,098	3,287
Management fees to related parties	651	630
Impairment loss	-	1,087
Loss on sale of vessels	3,435	-
Other operating loss	39	6,746
Operating loss	$(10,653)	$(9,767)
Loss on equity method investment	(20)	(15)
Other income	18	15
Interest income	217	256
Net loss and comprehensive loss	$(10,438)	$(9,511)
Less: Deemed dividend upon redemption of Series D preferred stock	(219)	(2)
Less: Dividends on Series C preferred stock	(446)	(327)
Less: Dividends on Series D preferred stock	(808)	(481)
Net loss attributed to common stockholders	$(11,911)	$(10,321)
Loss per common share, basic and diluted	$(1.59)	$(1.39)
Weighted average number of common shares, basic and diluted	7,513,199	7,451,646

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)
	June 30, 2025	December 31, 2024*
ASSETS	(unaudited)

Cash and cash equivalents	$25,765	$7,160
Other current assets	3,162	6,952
Vessels, net	43,083	71,263
Other non-current assets	6,161	4,087
Total assets	$78,171	$89,462

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$4,104	$5,092
Total stockholders' equity	74,067	84,370
Total liabilities and stockholders' equity	$78,171	$89,462

*The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA
	Six months ended June 30,
	2025	2024
	(unaudited)	(unaudited)
Net cash used in operating activities	$(1,071)	$(3,299)
Net cash provided by investing activities	$20,989	$-
Net cash used in financing activities	$(1,313)	$(741)